UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

NeuroSense Therapeutics Ltd. today announced a new analysis of 18-month data from its Phase 2b PARADIGM study of PrimeC in ALS.

●	Statistically significant effect at 18 months (p=0.03) demonstrated by NfL-adjusted MMRM analysis

●	This was reflected in 28% relative difference in ALS Functional Rating Scale-Revised (ALSFRS-R) decline favoring patients who received PrimeC from the beginning of the study versus patients who started the trial with placebo and received PrimeC after six months

●	Data underscore the clinical importance of initiating PrimeC early in disease progression

The analysis, adjusted for baseline neurofilament light (NfL, a biomarker of disease aggressiveness), confirms that the observed benefit is consistent after accounting for patient variability.

These results show a clear, statistically validated separation in functional outcomes, reinforcing PrimeC’s potential as a disease-modifying therapy for ALS.

This Report on Form 6-K is hereby incorporated by reference into registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306, 333-260338, 333-283656 and 333-284051), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 2, 2025	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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